Exhibit 99.1
FOR IMMEDIATE RELEASE

Contact:	Sridhar Ramasubbu Wipro Limited 408-242-6285
Results for the quarter ended June 30, 2005 under US GAAP
WIPRO RECORDS 31% GROWTH IN NET INCOME
Bangalore, India and Mountain View, California — July 22, 2005 — Wipro Limited (NYSE: WIT) today announced financial results under US GAAP for its first fiscal quarter ended June 30, 2005.
Highlights:
Results for the quarter ended June 30, 2005
•	Net Income grew by 31% over the corresponding period in the previous year to Rs. 4.3 billion ($98.1 million)

•	Revenue increased by 29% over the corresponding period in the previous year to Rs. 22.9 billion ($ 525.5 million)

•	Global IT Services & Products segment Revenue was Rs. 17.3 billion ($397.3 million ), representing an increase of 31% over the corresponding period in the previous year contributed by volume growth and improvement in price realization

•	Global IT Services & Products Earnings before Interest and Tax (EBIT) was Rs. 41 billion ($93.5 million)

•	Global IT Services & Products added 29 new clients in the quarter.

•	The India, Middle East and Asia Pac Business Unit recorded 146% growth in EBIT over the corresponding period in the previous year; and Revenue grew by 34%
Outlook for the Quarter ending September 30, 2005
Azim Premji, Chairman of Wipro commenting on the results said “The strength of our business model and our ability to execute well was once again evident in the robust results of all our businesses. Our Global IT business continued to sustain momentum. IT Services component of the business witnessed strong volume growth & improved price realizations during the quarter. Our unique strengths in the Technology and Enterprise domains coupled with leadership in differentiated services, puts us in a strong position to lead industry growth. Looking ahead, for the quarter ending September 2005, we expect our Revenue from our Global IT services business to be approximately $422 million.”
Suresh Senapaty, Chief Financial Officer, said “Our Revenues in Global IT business for the quarter were $398.5 million, ahead of our guidance of $395 million. We saw double digit sequential growth in our Finance Solutions business. Our differentiated Services — Testing and Technology Infrastructure Services —continued to grow ahead of our overall growth rates, while our Enterprise Application Services bounced back with robust sequential growth. In terms of geographies, Europe continues to lead the growth. Operationally, we improved price realization & Offshore mix. Operating Margins were impacted by increased visa costs, currency appreciation and higher investments in Sales & Marketing.”

Wipro Limited
Total Revenues for the quarter ended June 30, 2005 were Rs. 22.9 billion ($ 525.5 million), representing a 29% increase over the corresponding period in the previous year. Net Income was Rs. 4.3 billion ($98.1 million), representing an increase of 31% over the same period last year. Earnings per share was Rs. 6.10 ($0.14) for the quarter ended June 30, 2005, representing an increase of 30% over the earnings per share of Rs. 4.69 for the quarter ended June 30, 2004.
Global IT Services & Products (76% of Revenues and 89% of Operating Income for quarter ended June 30, 2005)
Our Global IT Services & Products business segment recorded Revenue of Rs. 17.3 billion1 ($ 397.3 million) for the quarter ended June 30, 2005, representing an increase of 31% over the same period last year. EBIT was Rs. 4.1 billion ($ 93.5 million) for the quarter ended June 30, 2005, representing an increase of 22% over the same period last year. Operating Income to Revenue for the quarter ended June 30, 2005 was 23.5%, representing a decrease of approximately 1.7% from the quarter ended June 30, 2004. This decrease was primarily due to currency appreciation, lower utilization and increased investment in sales & marketing. Return on Capital Employed (ROCE) for the quarter was 56% compared to 62% for the quarter ended June 30, 2004.
As of June 30, 2005, we had 41,911 employees, which include 28,281 employees in the IT Services business and 13,630 employees in the BPO business.
During the quarter, we added 29 new clients. We continued to build on our strengths in Asia with 8 new clients, and further increased our presence in Europe with 5 new clients. Northern Gas Networks (NGN), one of the new independent gas network companies in the UK, has selected Wipro Technologies to implement a complete replacement of its Work and Asset Management systems. Over the next year, Wipro will implement a complete new suite of systems to manage the assets of the gas network in the North of England and to support the staff who operate and maintain the network. The total value of the contract is about £25m.
The Enterprise Applications group showed robust sequential growth adding engagements across verticals. Combining the Telecom Solutions & Embedded & Product Engineering groups, Wipro has what is believed to be the world’s largest independent Engineering Services group with over 10,000 engineers. This quarter saw a steady quarter-on-quarter growth of about 5% in this extended engineering space with Wipro setting up Offshore Development Centers with a leading semiconductor equipment manufacturing company & a leading software products company. New clients were also added for specialized offerings such as testing and enterprise securities.
India and Asia-Pac IT Services & Products (15% of Revenue and 6% of Operating Income for quarter ended June 30,2005)
Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 3.4 billion ($78.2 million) for the quarter ended June 30, 2005, representing an increase of 34% over the quarter ended June 30, 2004. EBIT for the quarter ended June 30, 2005, was Rs. 258 million ($5.9 million), representing an increase of 146% over the corresponding period in the previous year.
Operating Margin for the quarter ended June 30, 2005 was 7.6%, representing an increase of approximately 3.5% compared to the quarter ended June 30, 2004. ROCE for the quarter was 55% compared to 19% for the quarter ended June 30, 2004.

[1]	Global IT Services & Products segment Revenues were Rs. 17.3 billion for the quarter ended June 30, 2005 under the Indian GAAP. The difference of Rs. 30 million ($0.7 million) is primarily attributable to difference in accounting treatment for foreign exchange contracts under Indian GAAP and US GAAP.

Consumer Care & Lighting (6% of Revenue and 4% of Operating Income for quarter ended June 30, 2005)
Our Consumer Care & Lighting business segment recorded Revenue of Rs. 1.3 billion ($30.4 million) for the quarter ended June 30, 2005, representing a 29% increase over Revenue of Rs. 1.0 billion for the quarter ended June 30, 2004. EBIT was Rs. 186 million ($4.3 million) for the quarter ended June 30, 2005, representing a 22% increase over EBIT of Rs.152 million for the quarter ended June 30, 2004. ROCE for the quarter was 89% compared to 82% for the quarter ended June 30, 2004.
Our results for the quarter ended June 30, 2005, computed under Indian GAAP and US GAAP, along with individual business segment reports are available in the Investor Relations section of our website at www.wipro.com.
For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 30, 2005, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which is $1=Rs.43.51. However, the realized exchange rate in our Global IT Services & Products segment for the quarter ended June 30, 2005 is $1=Rs. 43.38
Quarterly Conference call
Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM US Eastern Time) & at 6:45 PM Indian Standard Time (9:15 AM US Eastern Time) to discuss the company’s performance for the quarter and answer questions sent to email ID: sridhar.ramasubbu@wipro.com An audio recording of the management discussions and the question & answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.
Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange, among others. For more information, please visit our websites at www.wipro.com and www.wiprocorporate.com
Forward-looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Three Months Ended June 30
	2004	2005	2005
			Convenience
			translation into US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues :
Global IT Services and Products
Services	Rs. 13,538	Rs. 17,402	$400
Products	—	28	1
India and AsiaPac IT Services and Products
Services	938	1,423	33
Products	1,617	1,990	46
Consumer Care and Lighting	1027	1,322	30
Others	576	700	16

Total	17,696	22,865	526

Cost of Revenues:
Global IT Services and Products
Services	8,336	11,303	260
Products	—	12	—
India and AsiaPac IT Services and Products
Services	547	850	20
Products	1,476	1,766	41
Consumer Care and Lighting	640	826	19
Others	389	525	12

Total	11,388	15,282	351

Gross profit	6,308	7,583	174
Operating expenses :
Selling and marketing expenses	(1,301)	(1,640)	(38)
General and administrative expenses	(856)	(1,171)	(27)
Research and development expenses	(58)	(43)	(1)
Amortization of intangible assets	(50)	(15)	—
Foreign exchange gains / (losses), net	(468)	(148)	(3)
Others, net	7	19	—

Operating Income	3,582	4,585	105
Other income, net	262	214	5
Equity in Earnings /(losses) of affiliates	30	56	1

Income before income taxes and minority interest	3,874	4,855	112
Income taxes	(598)	(586)	(13)
Minority interest	(22)	(1)	—

Net income	3,254	4,268	98

Earnings per equity share:
Basic	4.69	6.10	0.14
Diluted	4.67	6.05	0.14
Additional Information
Operating Income
Global IT Services & Products	Rs. 3,325	Rs. 4,068	$93
India & AsiaPac IT Services & Products	105	258	6
Consumer Care & Lighting	152	186	4
Others	111	99	2
Reconciling Items	(111)	(26)	(1)

Total	Rs. 3,582	Rs. 4,585	$105

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except share data and unless stated otherwise)

	As of June 30,
	2004	2005	2005

			Convenience
			translation into
			US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs. 3,080	Rs. 4,662	$107
Accounts receivable, net of allowances	11,769	15,089	347
Costs and earnings in excess of billings on contracts in progress	2,746	2,942	68
Inventories	1,430	1,582	36
Investments in liquid and short-term mutual funds	13,238	27,196	625
Deferred income taxes	279	172	4
Other current assets	2,904	2,953	68

Total current assets	35,446	54,596	1,255

Property, plant and equipment, net	10,090	14,246	327
Investments in affiliates	641	825	19
Deferred income taxes	184	254	6
Intangible assets, net	427	363	8
Goodwill	5,509	5,915	136
Other assets	740	858	20

Total assets	Rs. 53,037	Rs. 77,057	$1,771

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs. 220	Rs. 545	$13
Accounts Payable	2,734	2,944	68
Accrued expenses	3,143	4,367	100
Accrued employee cost	2,598	3,225	74
Advances from customers	1048	1,431	33
Other current liabilities	3,467	2,263	52

Total current liabilities	13,210	14,775	340

Other liabilities	322	253	6

Total liabilities	13,532	15,028	345

Minority interest	363	—	—
Stockholders’ equity
Equity shares at Rs. 2 par value: 750,000,000 shares authorized; issued and outstanding: 698,446,890 and 704,871,203 shares as of June 30, 2004 and 2005	1397	1,410	32
Additional paid-in capital	7,239	13,821	318
Deferred stock compensation	(6)	(2,926)	(67)
Accumulated other comprehensive income / (loss)	(2,048)	318	7
Retained earnings	32,560	49,406	1,136
Equity shares held by a controlled Trust: 3,943,530 and 3,934,530 shares as of June 30, 2004 and 2005	*	*	*

Total stockholders’ equity	39,142	62,029	1,426

Total liabilities and stockholders’ equity	Rs. 53,037	Rs. 77,057	$1,771

* Equity shares held by a controlled trust	Rs. (75,000)	Rs. (75,000)	$(1,723)